TEVA BOLSTERS INJECTABLE PORTFOLIO WITH LAUNCH OF GENERIC LOVENOX® AND GENERIC
ZYVOX® IN THE UNITED STATES

Jerusalem, February 17, 2015 – Teva Pharmaceutical Industries Ltd. (NYSE: TEVA), a leading global pharmaceutical company, today announced the launch of the generic equivalent of Lovenox® (enoxaparin sodium injection) in seven dosage strengths in the United States. Enoxaparin Sodium Injection, USP is used for prophylaxis of deep vein thrombosis (DVT) in patients undergoing abdominal surgery, hip or knee replacement surgery, or in medical patients with severely restricted mobility during acute illness; and also for the treatment of acute DVT. Lovenox® had annual sales of approximately $1.8 billion in the United States, according to IMS data as of November 2014. Under a licensing agreement, Teva has partnered with Chemi SPA to leverage their internal research based technology in the development and manufacture of Enoxaparin Sodium Injection, USP.

Teva has also recently launched the generic equivalent to Zyvox® (linezolid) Injection which is used for the treatment of infections caused by Gram-positive bacteria. Zyvox® Injection had annual sales of approximately $464 million in the United States, according to IMS data as of October 2014.

“Teva is committed and focused on building a stronger generic injectable business globally,” said Siggi Olafsson, President and CEO of Teva Global Generic Medicines. “With the launch of Enoxaparin Sodium Injection, USP and Linezolid Injection, accompanied by the reintroduction of three generic injectable products, we are leveraging the strength of our internal and external resources to deliver the right portfolio as part of our growth strategy. As the number one generics company in the world, we can quickly bring a range of high-quality, cost-effective generic injectable treatments to patients within the doctor’s office, hospital, or clinic.”

Teva continues to invigorate the injectable business in the United States with a selective reintroduction of older generic injectable products as well as continued investment in newer, higher-value generic injectable products. Additionally, Teva has progressed in building its Research and Development capabilities in complex, generic injectables including drug-device combinations, complex drug delivery, and complex molecules. This month, Teva has launched Nafcillin for Injection, USP and is reintroducing into the market Leucovorin Calcium for Injection (100 mg/vial), Methylprednisolone Acetate Injectable Suspension, USP (40 mg/mL), and Ondansetron Injection, USP (2 mg/mL).

As of January 22, 2015, Teva had 120 product registrations pending FDA approval, including 29 tentative approvals. Collectively, these 120 products had U.S. sales in 2014 exceeding $86 billion. Of these applications, 87 were “Paragraph IV” applications challenging patents of branded products; 42 of these pending ANDAs are potential first-to-file opportunities.

About Enoxaparin Sodium Injection, USP
Enoxaparin Sodium Injection USP, is indicated for:

•	Prophylaxis of deep vein thrombosis (DVT), which may lead to pulmonary embolism (PE) in patients undergoing abdominal surgery who are at risk for thromboembolic complications; undergoing hip replacement surgery, during and following hospitalization; undergoing knee replacement surgery; or who are at risk for thromboembolic complications due to severely restricted mobility during acute illness.

•	Inpatient treatment of acute DVT with or without PE, when administered in conjunction with warfarin sodium.

•	Outpatient treatment of acute DVT without PE, when administered in conjunction with warfarin sodium.

•	Prophylaxis of ischemic complications of unstable angina and non-Q-wave myocardial infarction, when concurrently administered with aspirin.

•	Treatment of acute ST-segment elevation myocardial infarction (STEMI) managed medically or with subsequent percutaneous coronary intervention.

Important Safety Information
Epidural or spinal hematomas may occur in patients who are anticoagulated with low molecular weight heparins (LMWH) or heparinoids and are receiving neuraxial anesthesia or undergoing spinal puncture, resulting in long-term or permanent paralysis.

Enoxaparin Sodium Injection, USP is contraindicated in patients with active major bleeding; thrombocytopenia with a positive in vitro test for anti-platelet antibody in the presence of enoxaparin sodium; or known hypersensitivity to enoxaparin sodium, heparin, or pork products. Serious adverse reactions reported with enoxaparin sodium injection include increased risk of hemorrhage and thrombocytopenia. Enoxaparin Sodium Injection, USP should be used with extreme caution in conditions with increased risk of hemorrhage, or in patients treated concomitantly with platelet inhibitors. Major hemorrhages including retroperitoneal and intracranial bleeding have been reported with enoxaparin sodium injection. Some of these cases have been fatal. Bleeding can occur at any site during therapy with Enoxaparin Sodium Injection, USP.

Enoxaparin Sodium Injection, USP should be used with care in patients with a bleeding diathesis, uncontrolled arterial hypertension or a history of recent gastrointestinal ulceration, diabetic retinopathy, renal dysfunction and hemorrhage.

In clinical trials, the most common adverse reactions (> 1% in patients treated with enoxaparin sodium injection) were bleeding, anemia, thrombocytopenia, elevation of serum aminotransferase, diarrhea, and nausea. Mild local irritation, pain, hematoma, ecchymosis, and erythema may follow subcutaneous injection.

Please see accompanying Full Prescribing Information, including Boxed Warning.

About Linezolid Injection
Linezolid Injection is indicated for the treatment of the following infections caused by susceptible Gram-positive bacteria: Nosocomial pneumonia; Community-acquired pneumonia; Complicated skin and skin structure infections, including diabetic foot infections, without concomitant osteomyelitis; Uncomplicated skin and skin structure infections; and Vancomycin-resistant Enterococcus faecium infections. Linezolid Injection is not indicated for the treatment of Gram-negative infections. Gram-negative therapy should be initiated immediately if a concomitant Gram-negative pathogen is documented or suspected.

Important Safety Information
Linezolid Injection is contraindicated in patients with a known hypersensitivity to linezolid or any of the other product components and in patients taking any monoamine oxidase inhibitor (MAOI) or within two weeks of taking an MAOI.

Myelosuppression has been reported in patients receiving linezolid. Complete blood counts should be monitored weekly. Other serious adverse reactions reported with linezolid include peripheral and optic neuropathy; serotonin syndrome, including fatal cases associated with co-administration of linezolid and serotonergic agents; Clostridium difficile associated diarrhea; lactic acidosis; convulsions; hypoglycemia; and development of drug-resistant bacteria.

Unless patients are monitored for potential increases in blood pressure, linezolid should not be administered to patients with uncontrolled hypertension, pheochromocytoma, thyrotoxicosis and/or patients taking sympathomimetic, vasopressive, or dopaminergic agents.

In clinical trials, the most common adverse reactions (>5% of adult and/or pediatric patients treated with linezolid) were diarrhea, vomiting, headache, nausea, and anemia.

Please see accompanying Full Prescribing Information.

About Chemi SPA
Chemi SPA is an Italian fine chemical and pharmaceutical company, belonging to Italfarmaco Group and specialized in the development and full characterization of complex molecules, with full manufacturing capabilities from API Synthesis to finished dosage formulation of injectable drugs. Chemi SPA has a prominent experience in the development of LMWHs and polysaccharidic derivatives, peptides, oncological products; a multiple technology-enabled innovative products in its pipeline and several FDFs for which MAs have been granted worldwide. Chemi, taking advantage of its Mother Company Italfarmaco’s huge facility of pre-filled syringes, has developed, optimized and produced Enoxaparin Sodium API and prefilled syringes, supporting Teva in the achievement of the MA for Enoxaparin generic in US in June 2014.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2014 amounted to $20.3 billion. For more information, visit www.tevapharm.com.

Cautionary Notice Regarding Forward-Looking Statements
This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our innovative products, especially Copaxone® (including competition from orally-administered alternatives, as well as from potential purported generic equivalents) and our ability to migrate users to our new 40 mg/mL version; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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